

SEC Mail Processing Section

JUN 3 0 2010

Washington, DC
110

SE( 10031128 MISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53434 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SELALU PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 NUTMEG RIDGE ROAD
(No. and Street)

RIDGEFIELD (City) CT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONNA SCHOLE (203) 438-1400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, DONNA SCHOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SELALU PARTNERS, LLC, as of MARCH 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER

Title



Notary Public 12-31-14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SELALU PARTNERS, LLC

# FINANCIAL STATEMENTS

# MARCH 31, 2010

**BRACE & ASSOCIATES, PLLC**

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17
LONDONDERRY, NH 03053
TEL. (603) 889-4243
FAX (603) 882-7371

## Independent Auditor's Report

To the Member of
Selalu Partners, LLC
Ridgefield, CT

I have audited the accompanying statement of financial condition of Selalu Partners, LLC as of March 31, 2010, and the related statements of income, changes in member's equity, and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selalu Partners, LLC as of March 31, 2010, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
June 23, 2010

# SELALU PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2010

### ASSETS

| | |
|---|---|
| Cash | $ 29,912 |
| Prepaid expenses | 1,912 |
| Furniture,equipment and leasehold improvements, at cost less accumulated depreciation ($8,469) | 8,768 |
| Total assets | $ 40,592 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 10,889 |
| Member's equity | 29,703 |
| Total liabilities and member's equity | $ 40,592 |

The accompanying notes are an integral part of these financial statements.

# SELALU PARTNERS, LLC

## STATEMENT OF INCOME (LOSS)

## FOR THE YEAR ENDED MARCH 31, 2010

| | |
|---|---|
| Revenues: | |
| Commissions | $ 19,653 |
| Interest income | 126 |
| | 19,779 |
| Expenses: | |
| Commissions expense | - |
| Occupancy expenses | 17,929 |
| Communication expenses | 5,223 |
| Other operating expenses | 26,408 |
| Total expenses | 49,560 |
| Net income (loss) | $ (29,781) |

The accompanying notes are an integral part of these financial statements.

# SELALU PARTNERS, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## FOR THE YEAR ENDED MARCH 31, 2010

| | |
|---|---|
| Member's equity at beginning of year | $ 39,484 |
| Net income (loss) | (29,781) |
| Member's contributions | 20,000 |
| Member's equity at end of year | $ 29,703 |

The accompanying notes are an integral part of these financial statements.

# SELALU PARTNERS, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED MARCH 31, 2010

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | | $ (29,781) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation | 1,302 | |
| Decrease in prepaid expenses | 885 | |
| Increase in accounts payable | 9,034 | |
| Total adjustments | | 11,221 |
| Net cash provided (used) by operating activities | | (18,560) |
| Cash flows from investing activities: | | |
| None | | - |
| Cash flows from financing activities: | | |
| Member's contributions | | 20,000 |
| Net increase in cash | | 1,440 |
| Cash at beginning of year | | 28,472 |
| Cash at end of year | | $ 29,912 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 55 |
| Income taxes | $ 250 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

# SELALU PARTNERS, LLC

## NOTES TO FINANCIAL STATEMENTS

## MARCH 31, 2010

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Company was organized on July 28, 2000 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment. During the year ended March 31, 2010 one customer accounted for 100% of sales.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Furniture and Equipment**

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Depreciation expense for the year ended March 31, 2010 was $1,302.

**Management's Review for Subsequent Events**

Management had evaluated subsequent events through June 23, 2010, the date which the financial statements were available to be issued.

## NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $19,023 at March 31, 2010, which exceeded required net capital of $5,000 by $14,023. The ratio of aggregate indebtedness to net capital at March 31, 2010 was 57.2%

## NOTE 3 - INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

## NOTE 4 - OPERATING LEASE AGREEMENTS

The Company leases its office from the member under an operating lease. The lease requires monthly payments of $1,000 on a year-to-year basis unless either party gives 90 days' written notice. The Company made lease payments of $11,000 to the member during the year ended March 31, 2010. The Company owed the member $5,609 as of March 31, 2010 for rent and reimbursable travel expenses, this amount was included in the accounts payable at year end.

## NOTE 5- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $29,781 for the year ended March 31, 2010. This loss has reduced working capital and retained earnings to the extent that the Company may not be able to continue as a going concern.

## NOTE 5- GOING CONCERN (Continued)

Management has implemented some cost reduction strategies and has negotiated with several vendors for lower fees for some of its expenses and plans to increase marketing and sales efforts to increase revenues. The member has committed to contributing enough capital to cover expenses for the next year.

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the economic recovery of the industry as a whole. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

# SELALU PARTNERS, LLC

## SUPPLEMENTARY SCHEDULES

## FOR THE PERIOD ENDED MARCH 31, 2010

# SELALU PARTNERS, LLC

## SCHEDULE I

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

## MARCH 31, 2010

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 29,703 |
| Total nonallowable assets from statement of financial condition | 10,680 |
| Net capital before haircuts on securities positions | 19,023 |
| Haircuts on securities | - |
| Net capital | 19,023 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 10,889 |
| Total aggregate indebtedness | $ 10,889 |
| Percentage of aggregate indebtedness to net capital | 57.2% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 726 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 14,023 |
| Excess net capital at 1000% | $ 17,934 |

There were no material differences between the audited and unaudited computation of net capital.

**SCHEDULE II**

**SELALU PARTNERS, LLC**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

**MARCH 31, 2010**

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

## SCHEDULE III

## SELALU PARTNERS, LLC

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

## MARCH 31, 2010

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

## SCHEDULE IV

## SELALU PARTNERS, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## MARCH 31, 2010

Selalu Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

**BRACE & ASSOCIATES, PLLC**

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

## Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Member
Selalu Partners, LLC

In planning and performing my audit of the financial statements of Selalu Partners, LLC, for the period ended March 31, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by Selalu Partners, LLC in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by Selalu Partners, LLC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because Selalu Partners, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at March 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, NH
June 23, 2010

SELALU PARTNERS, LLC

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2010

BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243 FAX (603) 882-7371

To the Member of Selalu Partners, LLC

Ridgefield, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2010, which were agreed to by Selalu Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Selalu Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Selalu Partners, LLC's management is responsible for the Selalu Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010, with the amounts reported in Form SIPC-7T for the year ended March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

June 23, 2010

SELALU PARTNERS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2010

## SCHEDULE OF ASSESSMENT PAYMENTS

| | | |
|---|---|---|
| **General Assessment** | | **$ 150** |
| **Less Payments Made:** | | |
| **Date Paid** | **Amount** | |
| **11-8-09** | **$ 150** | |
| | | **(150)** |
| **Interest on late payment(s)** | | |
| **Total Assessment Balance or Overpayment** | | **$ 0** |
| **Payment made with Form SIPC 7T** | | **$ 0** |

**See Accountant's Report**

SELALU PARTNERS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2010

| | |
|---|---|
| **Total revenue** | $ 19,779 |
| **Additions:** | |
| **Various (list)** | |
| **Total additions** | $ 0 |
| **Deductions:** | |
| **Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products** | 0 |
| **Revenues from commodity transactions** | 0 |
| **Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions** | 0 |
| **Net gain from securities in investment accounts** | 0 |
| **100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date** | 0 |
| **Other** | 0 |
| **Total deductions** | $ 0 |
| **SIPC NET OPERATING REVENUES** | $ 19,779 |
| **GENERAL ASSESSMENT @ .0025 (minimum $150)** | $ 150 |